Pete's General, LLC

Profit and Loss
January - December 2023

	TOTAL
Income	
Sales	
Sales - Grub Hub	896.59
Sales - Square	1,969,563.32
Discounts	-17,531.67
Refunds	-163.22
Total Sales - Square	**1,951,868.43**
Sales - Stripe	7,873.63
Sales - Uber/DoorDash	12,667.49
Sales - Wholesale	2,756.50
Too Good To Go	1,083.60
Total Sales	**1,977,146.24**
Sales of Product Income	0.00
Total Income	**$1,977,146.24**
Cost of Goods Sold	
COGS - Food	600,043.53
COGS - Merchandise	40,113.47
Total Cost of Goods Sold	**$640,157.00**
GROSS PROFIT	**$1,336,989.24**
Expenses	
Advertising & Marketing	11,966.19
Bank Charges & Merchant Fees	66,796.52
Car & Truck	2,660.79
Cleaning	7,527.46
Contractors	4,230.17
Dues & Software Subscriptions	20,791.02
Equipment & Furnishings - De Minimis	29,935.32
Insurance	13,280.62
Interest Paid	25,020.72
Job Supplies	73,729.38
Legal & Professional Services	24,189.76
Meals & Entertainment	4,245.33
Office Expense	16,150.61
Payroll Expenses	
Employee Benefits	2,343.04
Taxes	74,265.63
Wages	644,528.10
Total Payroll Expenses	**721,136.77**
Rent & Lease	138,753.15
Repairs & Maintenance	32,590.07
Square Fees	69,857.25

Pete's General, LLC

Profit and Loss

January - December 2023

	TOTAL
Taxes & Licenses	2,348.13
Travel	3,428.57
Utilities	47,730.73
Total Expenses	**$1,316,368.56**
NET OPERATING INCOME	**$20,620.68**
Other Expenses	
Depreciation	51,402.78
Gain/Loss	2,740.00
Total Other Expenses	**$54,142.78**
NET OTHER INCOME	**$ -54,142.78**
NET INCOME	**$ -33,522.10**

Pete's General, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals YBOR - 5791	43,565.05
Business Advantage Chk - 3812	119,009.70
Cash on Hand	5,400.00
Square Savings Ybor	16.18
Total Bank Accounts	**$167,990.93**
Other Current Assets	
Inventory	5,000.00
Inventory Asset	0.00
Undeposited Funds	-1,283.21
Total Other Current Assets	**$3,716.79**
Total Current Assets	**$171,707.72**
Fixed Assets	
Accumulated Depreciation	-82,983.64
Furniture & Fixtures	7,942.40
Leasehold Improvements	14,779.25
Machinery & Equipment	37,015.21
Coffee Set Up	23,006.00
Ventless Hood	22,837.95
Walk-In Refrigerator	7,593.79
Total Machinery & Equipment	**90,452.95**
Total Fixed Assets	**$30,190.96**
Other Assets	
Security Deposit (3rd Location)	7,900.00
Total Other Assets	**$7,900.00**
TOTAL ASSETS	**$209,798.68**

Pete's General, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Green Rewards Card (1006) - 2 (deleted)	6,735.69
Ybor Business Adv Unlimited Cash Rewards - 3936	31,315.98
Total Credit Cards	**$38,051.67**
Other Current Liabilities	
Fundomate Technologies Loan	34,038.54
Gift Card Outstanding	5,675.38
Intuit Loan	0.00
Intuit Ybor Loan	6,345.80
Payroll Tax Payable	-1,154.73
Square Sales Tax Payable	12,663.85
Tips	8,423.33
YBOR Sales Tax Payable	0.00
Total Other Current Liabilities	**$65,992.17**
Total Current Liabilities	**$104,043.84**
Long-Term Liabilities	
EIDL	180,400.00
Notes Payable - Square	172,337.79
Notes Payable - YBOR Square	77,686.36
Total Long-Term Liabilities	**$430,424.15**
Total Liabilities	**$534,467.99**
Equity	
Owner's Draw	-250,752.66
Owner's Investment	184,029.72
Retained Earnings	-224,424.27
Net Income	-33,522.10
Total Equity	**$ -324,669.31**
TOTAL LIABILITIES AND EQUITY	**$209,798.68**

Statement of Cash Flows

Pete's General, LLC

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-33,522.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	51,402.78
Business Green Rewards Card (1006) - 2 (deleted)	-9,754.33
Fundomate Technologies Loan	34,038.54
Gift Card Outstanding	6,107.72
Intuit Loan	-28,000.00
Intuit Ybor Loan	6,345.80
Inventory Asset	
Payroll Tax Payable	-1,737.37
Square Sales Tax Payable	6,312.82
Tips	4,594.03
Ybor Business Adv Unlimited Cash Rewards - 3936	25,820.20
YBOR Sales Tax Payable	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$95,130.19**
Net cash provided by operating activities	**$61,608.09**
INVESTING ACTIVITIES	
Furniture & Fixtures	-3,500.00
Machinery & Equipment	-5,858.75
Machinery & Equipment:Coffee Set Up	-23,006.00
Machinery & Equipment:Ventless Hood	-22,837.95
Machinery & Equipment:Walk-In Refrigerator	-7,593.79
Security Deposit (3rd Location)	-7,900.00
Net cash provided by investing activities	**-$70,696.49**
FINANCING ACTIVITIES	
Notes Payable - Square	2,759.24
Notes Payable - YBOR Square	77,686.36
Owner's Draw	-126,993.14
Net cash provided by financing activities	**-$46,547.54**
NET CASH INCREASE FOR PERIOD	**-$55,635.94**
Cash at beginning of period	**$222,343.66**
CASH AT END OF PERIOD	**$166,707.72**